

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Dror Svorai
President and CEO
Infospi, Inc
1720 Harrison Street
18th Floor
Suite Penthouse A
Hollywood, FL 33020

   Re: Infospi, Inc
     Item 4.02 Form 8-K
     Filed December 14, 2010
     File No. 000-53104

Dear Mr. Svorai:

  We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Raj Rajan
      Senior Staff Accountant